Exhibit 2

Exhibit 2 1Q 2019 RESULTS April 26, 2019

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect current expectations and projections about future events of CEMEX Holdings Philippines, Inc. (“CHP”) based on CHP’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CHP’s exposure to other sectors that impact CHP’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CHP operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CHP’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CHP’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CHP’s cost-reduction initiatives and implement CHP’s pricing initiatives for CHP’s products; the increasing reliance on information technology infrastructure for CHP’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CHP’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CHP’s business. The information contained in these presentations is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP’s prices for products sold or distributed by CHP or its subsidiaries. Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries 2

2019 Updates Major works for Solid Cement new line expansion to start in 2019 Implement new supply chain initiatives to lower distribution cost as a percentage to sales by 1 to 2 pp Further increase in cement production via lower clinker utilization Shift in coal mix for greater cost efficiency Scheduled Solid Cement kiln maintenance in January1 1 Following uninterrupted production for 25 months Ceremonial groundbreaking on April 25 Achieved 4 pp reduction year-over-year in the first quarter 3 pp lower clinker utilization in the first quarter compared to full year 2018 Shift to new lower-grade coal mix in coming quarters. Utilized hedged coal inventory during 1Q19. Successfully executed with no interruption to kiln operation following start-up 3

Domestic Cement Volumes and Prices 1Q19 vs.    1Q19 vs.    1Q18 4Q18 Domestic Volume (1%) 9% Cement Price (PHP) 7% 4% Domestic cement volumes decreased by 1% year-over-year during the first quarter • Sales volumes were still recovering at the start of the year from the impact of the September 2018 landslide in Naga City, Cebu, near our APO plant • Sales volumes increased throughout the quarter, reaching an all-time high in monthly sales volume during March • Growth was driven by a strong residential sector and sustained public infrastructure spending Sequential domestic cement prices increased by 4%, reflecting: • A consolidation of price adjustments implemented in December 2018 due to the impact of the landslide • Product mix effect positively affecting weighted-average prices • A low base of comparison from the first two months of 4Q18 Domestic cement prices were 7% higher year-over-year, a result of price adjustments implemented during 2018 Net sales during the first quarter grew 6% year-over-year 1 Millions of Philippine Pesos    Net Sales1 +6% 5,891 6,237 1Q18 1Q19 4

Private Sector Strong demand growth seen during the quarter, with the residential segment growing faster than the non-residential segment. Construction employment rose by 13% year-over-year during the first quarter and reached its highest all-time level. Residential segment growth is expected to continue, as residential sites outside of NCR are developed. In addition, higher demand anticipated from Central Luzon and CALABARZON regions tied to upcoming transport infrastructure such as the MRT7 and other South Luzon projects. Non-residential activity to be driven by demand for office spaces from outsourcing and gaming firms, and flexible working spaces. Investments in industrial projects should be supported by infrastructure projects, development of manufacturing hubs, and growth of manufacturing sub-sectors on the back of strong consumption. 1 Source: Philippine Statistics Authority    Approved Building Permits Year-over-year growth based on floor area1 80% 41% 60% 40% 29% 20% 0% -20% -40% 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Non-Residential Residential 5

Public Sector Disbursements on Infrastructure and Capital Outlays (in PHP billion)1 300 250 233 218 +31% +53% +49% 196 200 157 +34% 150 +26% 118 100 50 0 1Q18 2Q18 3Q18 4Q18 Jan—Feb 19 % Refers to year-over-year growth Source: 1 Department of Budget and Management; Department of Finance 2 Philippine Statistics Authority    Infrastructure and Capital Outlays in the first two months of 2019 grew by 26% mainly due to payments of infrastructure projects and contracts that have recently been completed. Groundbreaking for several big-ticket projects, funded with sources outside of the national budget, was seen during the first quarter. These projects include the Metro Manila Subway (Japanese-aid funded) and the Cavite-Laguna Expressway (PPP). Disbursements for public investments should rise in the second half of the year once pre-construction works and awarding of contracts are concluded following the recent signing of the 2019 General Appropriations Act. 6

Cost of Sales Cost of Sales Fuel and Power (% of sales) (% of cost of sales) Fuel Power 63% 25% 27% 58% 12% 18% 21% 22%17% 18% 4Q17 4Q18 1Q18 1Q19 1Q18 1Q19    Cost of sales, as a percentage of sales, was 5 pp higher year-over-year mainly due to scheduled kiln maintenance in Solid Cement plant, and cement imports and outsourced clinker carried over resulting from the Naga landslide incident. Fuel costs accounted for 18% of cost of sales, a decrease of 9 pp year-over-year due to use of hedged coal inventory and Solid kiln maintenance. Power costs accounted for 18% of cost of sales, a decrease of 4 pp year-over-year resulting from more competitive contracted power rates and lower power consumption. 7

Operating Expenses Distribution Selling and Administrative (% of net sales) (% of net sales) 19% 15% 13% 12% 1Q18 1Q19 1Q18 1Q19    Distribution expenses, as a percentage of sales, decreased by 4 pp year-over-year mainly due to supply-chain-optimization initiatives, and higher sales from cement imports carried over resulting from the Naga landslide incident. Selling and administrative expenses, as a percentage of sales, decreased by 1 pp year-over-year. 8

Operating EBITDA and Operating EBITDA Margin    Operating EBITDA Variation1 17% 18% % Refers to operating EBITDA margin 1 Millions of Philippine Pesos    Operating EBITDA during the quarter increased by 7% year-over-year due to savings in distribution expenses, while increased cost of sales were mitigated by higher year-over-year prices. Operating EBITDA margin was slightly higher year-over-year at 18%. 9

Net Income Net income for the quarter was 145% higher year-over-year at PHP 169 million mainly due to lower foreign-exchange losses and higher operating earnings. First Quarter (In Millions of Philippine Pesos) 2019 2018 % Var. Operating earnings 631 595 6% Financial expense, net (355) (249) (43%) Foreign exchange gain (loss), net (17) (287) 94% Net income (loss) before income tax 259 59 341% Income tax (expense) benefit (90) 10 N/A Consolidated net income (loss) 169 69 145% 1 Millions of Philippine Pesos    Net Income1 169 69 1Q18 1Q19 10

1Q 2019 FREE CASH FLOW & GUIDANCE

Free Cash Flow First Quarter 2019 2018 % var Operating EBITDA 1,096 1,021 7%—Net Financial Expense 355 249—Maintenance CAPEX 90 80—Change in Working Capital (283) (266)—Income Taxes Paid 92 104—Other Cash Items (net) (6) (2) Free Cash Flow after 848 858 (1%) Maintenance Capex Strategic CAPEX 65 114 Free Cash Flow 783 743 5% Millions of Philippine Pesos    Free cash flow during the first quarter reached PHP 848 million after maintenance CAPEX and PHP 783 million after strategic CAPEX. 12

2019 Guidance Cement volumes 8-10% PHP 975 million Maintenance CAPEX Capital expenditures PHP 6,775 million Solid Cement Plant Expansion CAPEX PHP 7,750 million Total CAPEX 13

Solid Plant Expansion: A Strategic Investment This expansion will allow us to grow with the market, improve the logistics of our products, and continue to benefit from the long-term favorable outlook of the Philippines • Expected total investment of US$235 million • New line expected to start operations in the fourth quarter of 2020 • Approval of Philippine Board of Investments (BOI) application, entitling the new line to tax incentives 14

Current proposal to increase Authorized Capital Stock • CHP has submitted a proposal to increase Authorized Capital Stock from 5.2 B to 18.3 B shares with a par value of PHP 1.00 per common share for approval at its Annual Shareholders’ Meeting to be held on June 5, 2019:—The par value is not the issue price of the shares—Any unissued shares will be kept in the form of authorized but unissued share capital—CHP currently has no plans for any further fundraising • Approval would provide the ability to raise equity capital including, but not limited to, a rights offering, subject to final decision and approval of the Board of Directors • Potentially looking to raise up to US$ 250 million, to:—Improve its capital structure —Fully fund the Solid Cement Plant expansion—Provide balance sheet flexibility • Details of any potential capital raise have not been decided by the Board of Directors • Any potential capital market transaction would be fair, transparent and equitable to all shareholders 15

Focused Strategy: Improving Profitability and Capturing Growth 1. Expand integrated cement capacity in the largest market in the Philippines 2. Continue to enhance profitability by optimizing distribution channels and plant operations 3. Ensure safe and sustainable business operations 4. Provide superior customer experience through CEMEX Go – a proprietary end-to-end digital solution –and agile client servicing 16

Q&A SESSION 1Q 2019 RESULTS

1Q 2019 APPENDIX

Debt Information During the first quarter of 2019, SOLID Cement Corporation (“SOLID”) signed an Amendment Agreement to the subordinated revolving credit facility entered into last November 2018 with a related company, CEMEX Asia B.V., increasing the available principal amount from US$ 75 million to US$ 100 million. • 6-year loan, prepayable1 without penalty • Fixed interest rate2 ranging from 8.2% to 10.2% per annum depending on CHP’s leverage • Subordinated to BDO loan • Initial drawdown on this facility of about US$ 40.7 million done in November 2018    Maturity Profile3 Related Party Loans4 6,406 6,326 BDO Debt 4,839 Total Debt: PHP 19,031 Avg. life of debt: 4.1 years 4,725 Net Debt to EBITDA5: 4.4x 1,179 1,074 1,601 140 140 105 2019 2020 2021 2022 2023 2024    1 With any other proceeds aside from a new loan from a related company outside the CHP group 2 Pre-tax 3 Millions of Philippine Pesos 4 Pertains to loans with CEMEX Asia B.V. 5 19 Last 12 months Consolidated EBITDA

Impact of PFRS 16 on 2018 Income Statement Estimated Variation due 1 2018 2018 Pro Forma to PFRS 16 Cost of Sales (14,307) 80 (14,227) Gross Profit 9,111 80 9,190 Selling and Administrative (3,009) 10 (2,999) Expenses Distribution Expenses (4,735) 65 (4,671) Operating Earnings before Other 1,366 154 1,521 Expenses, net Financial Income (Expenses), net (952) (162) (1,114) Foreign Exchange Gain (Loss), net (331) (50) (381) Income Tax Benefit (Expenses) (971) 17 (954) Consolidated Net Income (Loss) (930) (41) (971) Depreciation (1,416) (439) (1,856) Operating EBITDA 2,783 593 3,376 All figures in Millions of Philippine Pesos 1 20 CHP estimates

Impact of PFRS 16 on 2018 Balance Sheet Estimated Variation due 1 2018 2018 Pro Forma to PFRS 16 Fixed Assets2 15,617 2,151 17,768 Deferred Tax Asset 720 54 774 Other Assets (Total) 31,482 54 31,536 Total Assets 55,854 2,205 58,059 Other Current Liabilities 5,146 454 5,600 Current Liabilities (Total) 10,080 454 10.534 Deferred Tax Liability 156 (9) 147 Other Liabilities 736 1,906 2,642 Total Liabilities 26,982 2,351 29,333 Stockholders’ Equity Attributable 28,872 (146) 28,726 to Controlling Interest Total Stockholders’ Equity 28,872 (146) 28,726 All figures in Millions of Philippine Pesos 1 CHP estimates 2 21 Refers to Property, machinery and equipment, net

Definitions PHP Philippine Pesos Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures Expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Strategic capital investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on expenditures projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in Only include trade receivables, trade payables, receivables and payables from and to related parties, other current the Free cash flow receivables, inventories, other current assets, and other accounts payable and accrued expense. statements Net Debt Total debt minus cash and cash equivalents. 22

Contact Information Investor Relations Stock Information In the Philippines PSE: +632 849 3600 CHP chp.ir@cemex.com 23